March 15, 2021

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	M&M MEDIA, INC. (CIK 0001705123)
Form 1-A (Accession No. 0001683168-21-000944)
Submitted March 15, 2021
File No. 024-11483

Ladies and Gentlemen:

Our client, M&M Media, Inc., hereby applies for the Securities and Exchange Commission’s consent to immediately withdraw its Form 1-A Offering Statement (along with any and all exhibits filed therewith) filed (and dated) March 15, 2021, File No. 024-11483.

M&M Media, Inc. intended to file an Amendment on Form 1-A/A to its Form 1-A filing that was originally filed on February 12, 2021 (File No. 024-11455). However, the EDGAR submission was inadvertently submitted as EDGAR Form Type 1-A instead of as an Amended Form 1-A/A. When we were notified of this error, we immediately submitted the Form 1-A/A related to File No. 024-11455 as intended, and proceeded to prepare this 1-A-W filing to withdraw the erroneous Form 1-A filing (File No. 024-11483).

As such, we request to withdraw the Form 1-A (File No. 024-11483) filed (and dated) March 15, 2021.

Please do not hesitate to contact the undersigned at jeanne@crowdchecklaw.com with any questions or comments.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

CrowdCheck Law LLP